UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 5)

Cadiz Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

127537207
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127537207	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altima Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 797,579
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 797,579
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,579
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 127537207	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Donegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	5	SOLE VOTING POWER 24,300
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,143,401
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 24,300
	8	SHARED DISPOSITIVE POWER 1,143,401
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,143,401
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 127537207	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dominic Robert Redfern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
	5	SOLE VOTING POWER 315,713
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,434,814
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 315,713
	8	SHARED DISPOSITIVE POWER 1,434,814
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,434,814
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON* IN

This Amendment No. 5 to Schedule 13G (this “Amendment No. 5”) is filed with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Cadiz Inc., a corporation organized under the laws of the State of Delaware (the “Company”), to amend the Schedule 13G filed on July 17, 2009, as amended by Amendment No. 1, filed on February 12, 2010, as amended by Amendment No. 2, filed on May 5, 2011 (as so amended, the “Schedule 13G”), as amended by Amendment No. 3, filed on December 8, 2011, as amended by Amendment No. 4, filed on February 11, 2013, in accordance with the annual amendment requirements.  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4:   Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

A.  Altima Partners

(a)   Amount beneficially owned: 797,579.  This amount consists of (i) 630,912 shares of Common Stock and (ii) 166,667 shares of Common Stock issuable upon exercise of 166,667 warrants beneficially owned by Altima Partners (the “APLLP Warrants”).
(b)   Percent of class: 5.2%. The percentages used herein and in the rest of this Amendment No. 5 are calculated based upon (i) 15,452,756 shares of Common Stock issued and outstanding, as reflected in the Company's Form 10-Q for the quarterly period ended September 30, 2013, (ii) 166,667 shares of Common Stock issuable upon exercise of the APLLP Warrants and (iii) for the Reporting Persons other than APPPL, 55,556 shares of Common Stock issuable upon exercise of 55,556 warrants beneficially owned by such Reporting Persons (collectively with the APLLP Warrants, the “Warrants”).
(c)   Number of shares as to which such person has:
(i)           Sole power to vote or direct the vote: 0
(ii)          Shared power to vote or direct the vote: 797,579
(iii)         Sole power to dispose or direct the disposition: 0
(iv)         Shared power to dispose or direct the disposition: 797,579

B. Mr. Donegan

(a)   Amount beneficially owned: 1,143,401.  This amount consists of (i) 921,179 shares of Common Stock and (ii) 222,222 shares of Common Stock issuable upon exercise of the Warrants.
(b)   Percent of class: 7.4%
(c)   Number of shares as to which such person has:
(i)           Sole power to vote or direct the vote: 24,300
(ii)          Shared power to vote or direct the vote: 1,143,401
(iii)         Sole power to dispose or direct the disposition: 24,300
(iv)         Shared power to dispose or direct the disposition: 1,143,401

C.  Mr. Redfern

(a)   Amount beneficially owned: 1,434,814.  This amount consists of (i) 1,212,592 shares of Common Stock and (ii) 222,222 shares of Common Stock issuable upon exercise of theWarrants.
(b)   Percent of class: 9.3%
(c)   Number of shares as to which such person has:
(i)           Sole power to vote or direct the vote: 315,713
(ii)          Shared power to vote or direct the vote: 1,434,814
(iii)         Sole power to dispose or direct the disposition: 315,713
(iv)         Shared power to dispose or direct the disposition:  1,434,814

Item 10:   Certification:

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 12, 2014

ALTIMA PARTNERS LLP

By:	/s/ Malcolm Goddard
Name: Malcolm Goddard
Title: Partner

/s/ Mark Donegan
Mark Donegan

/s/ Dominic Robert Redfern
Dominic Robert Redfern